PROSPECTUS SUPPLEMENT                                 Filed Pursuant to Rule
                                                      424(b)(3) of the Rules and
(To Prospectus dated February 2, 1999)                Regulations Under the
                                                      Securities Act of 1933

                                                      Registration Statement No.
                                                      333-71281



                          BRAND SCAFFOLD SERVICES, INC.

               14.5% Senior Exchangeable Preferred Stock Due 2008,
                           $0.01 par value per share

                            -----------------------



RECENT DEVELOPMENTS

         Attached hereto and incorporated by reference herein is the Form 10-Q Quarterly Report/Form 8-K Current Report of Brand Scaffold Services, Inc. for the quarterly period ended September 30, 1999/dated November 12, 1999.


                            -----------------------


         This Prospectus Supplement, together with the Prospectus, is to be used by Donaldson Lufkin & Jenrette Securities Corporation in connection with offers and sales of the above-referenced securities in market-making transactions at negotiated prices related to prevailing market prices at the time of the sale. Donaldson Lufkin & Jenrette Securities Corporation may act as principal or agent in such transactions.

November 12, 1999

                                    FORM 10-Q
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------

              [X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the quarter ended September 30, 1999

                                       OR

              [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from ______________ to ______________

                        Commission file number 333-56813

                          BRAND SCAFFOLD SERVICES, INC.
             (Exact name of registrant as specified in its charter)

                    Delaware                                   13-3909681
(State or other jurisdiction of incorporation or            (I.R.S. employer
                  organization)                            identification no.)

15450 South Outer 40, #270, Chesterfield, MO                      63017
  (Address of principal executive offices)                      (Zip Code)

       Registrant's telephone number, including area code: (314) 519-1000

--------------------------------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes: [X] No: [ ]

Indicate the number of shares outstanding of each of the Registrant's classes of Common Stock as of the latest practicable date.

      Class of Common Stock            Outstanding at October 31, 1999
         $.01 Par Value                           100 shares

                                      INDEX

                                                                                PAGE

PART I - FINANCIAL INFORMATION

  Item 1.  Financial Statements
           Consolidated Statements of Operations for the Three and Nine Months
           Ended September 30, 1999 and 1998                                     2

           Consolidated Balance Sheets at September 30, 1999 and December 31,
           1998                                                                  3-4

           Consolidated Statements of Cash Flows for the Nine Months Ended
           September 30, 1999 and 1998                                           5-6

           Notes to Consolidated Financial Statements                            7-9

  Item 2.  Management's Discussion and Analysis of Financial Condition and
           Results of Operations                                                 10-14

PART II - OTHER INFORMATION

  Item 6.  (a) Exhibits                                                          15
           (b) Reports on Form 8-K

SIGNATURES                                                                       15

PART I.  FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

                 BRAND SCAFFOLD SERVICES, INC. AND SUBSIDIARIES
                      Consolidated Statements of Operations
                                 (In thousands)

                                                        Three Months Ended              Nine Months Ended
                                                           September 30                    September 30
                                                            (unaudited)                    (unaudited)
                                                     ---------------------------------------------------------
                                                         1999          1998            1999           1998
                                                     ---------------------------------------------------------

Revenue........................................          $44,509      $ 47,127        $157,572      $ 147,782
Operating expenses.............................           34,538        36,384         122,305        113,038
                                                     ---------------------------------------------------------
 Gross profit..................................            9,971        10,743          35,267         34,744
Selling and administrative expenses............            7,544         7,599          23,560         19,868
                                                     ---------------------------------------------------------
 Operating income..............................            2,427         3,144          11,707         14,876
Interest expense...............................            4,419         4,353          13,472         12,712
Interest income................................              (13)          (67)            (53)          (171)
                                                     ---------------------------------------------------------
 Pretax income (loss)..........................           (1,979)       (1,142)         (1,712)         2,335
Provision for income tax.......................                -             -               -              -
                                                     ---------------------------------------------------------
 Income (loss) before extraordinary loss.......           (1,979)       (1,142)         (1,712)         2,335
Extraordinary loss on debt extinguishment, net
 of tax of $0..................................                -             -               -          4,329
                                                     ---------------------------------------------------------
 Net income (loss).............................           (1,979)       (1,142)         (1,712)        (1,994)
Less accretion of preferred stock dividends ...           (1,398)       (1,212)         (4,048)        (3,511)
                                                     =========================================================
 Net income (loss) applicable to common stock .          $(3,377)     $ (2,354)       $ (5,760)     $  (5,505)
                                                     =========================================================


The accompanying notes are an integral part of the consolidated financial statements.

                 BRAND SCAFFOLD SERVICES, INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                                 (In thousands)

                                                            September 30,
                                                                1999         December 31,
                                                             (unaudited)         1998
                                                          --------------------------------
ASSETS

CURRENT ASSETS:
 Cash and cash equivalents............................           $  1,180       $   3,125
 Trade accounts receivable, net of allowance for
  doubtful accounts: 1999, $730; 1998, $812...........             27,673          31,485
 Costs and estimated earnings in excess of billings
  on uncompleted contracts............................              2,349           2,056
 Notes receivable, current portion....................                214             132
 Note receivable from WMI, current portion............                  -           2,175
 Other current assets.................................              2,878           3,192
                                                          --------------------------------
     Total current assets.............................             34,294          42,165
PROPERTY AND EQUIPMENT:
 Land.................................................              1,647           1,633
 Buildings............................................              2,814           2,284
 Vehicles and other equipment........................              16,938          11,281
 Scaffolding equipment................................            185,264         172,970
 Leasehold improvements...............................                654             853
                                                          --------------------------------
     Total property and equipment, at cost............            207,317         189,021
 Less-Accumulated depreciation and amortization                    41,636          27,421
                                                          --------------------------------
     Total property and equipment, net................            165,681         161,600
                                                          --------------------------------
OTHER ASSETS:
 Intangible assets, net...............................              1,032           1,186
 Deferred financing costs, net........................              4,963           5,350
 Notes receivable, net of current portion.............                528             759
                                                          --------------------------------
     Total other assets...............................              6,523           7,295
                                                          ================================
TOTAL ASSETS..........................................           $206,498       $ 211,060
                                                          ================================


The accompanying notes are an integral part of the consolidated financial statements.

                 BRAND SCAFFOLD SERVICES, INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                                 (In thousands)

                                                             September 30,
                                                                1999           December 31,
                                                             (unaudited)          1998
                                                           --------------------------------
LIABILITIES AND STOCKHOLDER'S
  EQUITY (DEFICIT)

CURRENT LIABILITIES:
  Revolving loan........................................        $  3,235       $       -
  Current maturities of capital lease obligation........             887             831
  Current maturities of long-term debt..................           5,750           5,000
  Accounts payable......................................           3,637           4,026
  Accrued expenses -
    Payroll and related accruals........................           5,200           6,419
    Workers compensation and health benefits............           8,874           6,304
    Other...............................................           3,195           6,705
  Billings in excess of costs and estimated earnings
    on uncompleted contracts............................             869             800
                                                           -----------------------------
      Total current liabilities.........................          31,647          30,085
                                                           -----------------------------
LONG-TERM DEBT..........................................         149,000         153,500
                                                           -----------------------------
NOTES PAYABLE AND CAPITAL LEASE
OBLIGATION..............................................           3,703           4,176
                                                           -----------------------------
DEFERRED INCOME TAXES...................................           2,128           1,875
                                                           -----------------------------
COMMITMENTS AND CONTINGENCIES
  14.5% SENIOR EXCHANGEABLE
   PREFERRED STOCK......................................          39,955          35,907
                                                           -----------------------------
STOCKHOLDER'S EQUITY (DEFICIT):
  Common stock, $0.01 par value, 100 shares
    authorized, issued and outstanding..................               -               -
  Paid-in capital.......................................          18,520          18,525
  Receivable from sale of Holding's Common Stock                    (336)           (336)
  Predecessor basis adjustment..........................         (13,038)        (13,038)
  Cumulative translation adjustment.....................          (1,055)         (1,368)
  Accumulated deficit...................................         (24,026)        (18,266)
                                                           -----------------------------
    Total stockholder's equity (deficit)................         (19,935)        (14,483)
                                                           =============================
    Total liabilities and stockholder's equity (deficit)        $206,498       $ 211,060
                                                           =============================


The accompanying notes are an integral part of the consolidated financial statements.

                  BAND SCAFFOLD SERVICES, INC. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                                 (In thousands)

                                                                 Nine months ended
                                                             September 30 (unaudited)
                                                           ------------------------------
                                                               1999            1998
                                                           ------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)......................................      $ (1,712)       $ (1,994)
  Adjustments to reconcile net income (loss) to net
  Cash provided by operating activities -
    Depreciation and amortization........................        15,482          10,541
    Extraordinary loss...................................             -           4,329
    Gain on sale of property and equipment other than
      scaffolding........................................           (71)              -
    Changes in operating assets and liabilities -
    Trade accounts receivable, net.......................         3,780          (3,552)
    Costs and estimated earnings in excess of billings
      on uncompleted contracts...........................          (283)            551
    Notes receivable.....................................           150             206
    Scaffolding equipment................................         2,109           3,122
    Accounts payable.....................................          (392)         (1,631)
    Accrued expenses.....................................        (2,293)          3,920
    Billings in excess of costs and estimated earnings
      on uncompleted contracts...........................            68             (84)
    Other................................................           318             326
                                                           ----------------------------
        Net cash provided by operating activities........        17,156          15,734
                                                           ----------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment.....................       (18,326)        (14,333)
  Payments for acquisitions..............................        (2,071)           (400)
  Receipts on note receivable from WMI...................         2,175           2,025
  Redemption of Parent Company Stock.....................            (5)              -
  Proceeds from sale of property and equipment
    other than scaffolding...............................            58              17
                                                           ----------------------------
        Net cash used for investing activities...........       (18,169)        (12,691)
                                                           ----------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt...........................             -         130,000
  Payments of long-term debt.............................        (3,750)       (120,750)
  Borrowings/(payments) of revolving loan................         3,235          (4,500)
  Debt issuance financing costs..........................             -          (4,893)
  Payments on capital lease obligation...................          (417)              -
                                                           ----------------------------
      Net cash (used for) provided by financing
      activities.........................................          (932)           (143)
                                                           ----------------------------
INCREASE/(DECREASE) IN CASH AND CASH
  EQUIVALENTS............................................        (1,945)          2,900
CASH AND CASH EQUIVALENTS, beginning of
Period...................................................         3,125           2,217
                                                           ============================
CASH AND CASH EQUIVALENTS, end of period                       $  1,180        $  5,117
                                                           ============================


The accompanying notes are an integral part of the consolidated financial statements.

                 BRAND SCAFFOLD SERVICES, INC. AND SUBSIDIARIES
                Consolidated Statements of Cash Flows (continued)
                                 (In thousands)

                                                                           Nine months ended
                                                                        September 30 (unaudited)
                                                                    ------------------------------
                                                                         1999            1998
                                                                    ------------------------------
SUPPLEMENTAL CASH FLOW DISCLOSURES:
  Interest paid                                                        $15,731        $ 10,721
                                                                    ==============================

NONCASH TRANSACTIONS:
  Paid in-kind accretion of preferred stock dividends .                $ 4,048        $  3,511
  Purchase of scaffolding equipment via capital lease                        -        $  3,800


The accompanying notes are an integral part of the consolidated financial statements.

                 BRAND SCAFFOLD SERVICES, INC. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements

The financial statements included herein for the periods ended September 30, 1999 and 1998 have been prepared by the Company without audit. In the opinion of management, all adjustments have been made which are of a normal recurring nature necessary to present fairly the Company's financial position as of September 30, 1999 and the results of operations and cash flows for the three and nine month periods ended September 30, 1999 and 1998. Certain information and footnote disclosures have been condensed or omitted for these periods. The results for interim periods are not necessarily indicative of results for the entire year.

1. Organization and Business
Brand Scaffold Services, Inc. (a Delaware corporation) and its subsidiaries (the "Company") are 100% owned by DLJ Brand Holdings, Inc. ("Holdings"). Holdings is owned 64.4% by Donaldson, Lufkin & Jenrette, Inc. ("DLJ"), 9.2% by Carlisle Enterprises, L.P. ("Carlisle"), 18.3% by Waste Management Industrial Inc. ("WIS") and 8.1% by the directors, officers and employees of the Company. WIS is a subsidiary of Waste Management, Inc. ("WMI").

The Company believes it operates in one segment. The Company provides scaffolding services primarily to refining, chemical, petrochemical and utility industries, and to a lesser extent, pulp and paper plants, nuclear facilities and general commercial clients. Scaffolding services are typically provided in connection with periodic, routine cleaning and maintenance of refineries, chemical plants and utilities, as well as for new construction projects. The Company provides personnel to erect and dismantle scaffolding structures, transport scaffolding to project sites and supervise and manage such activities. In addition, the company rents and occasionally sells scaffolding that is classified as property and equipment on the consolidated balance sheet. The Company maintains a substantial inventory of scaffolding in the United States and Canada.

2. Summary of Significant Accounting Policies
The accompanying financial statements are prepared on a consolidated basis and include those assets, liabilities, revenues and expenses directly attributable to the operations of the Company. All significant intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Debt and Borrowing Arrangements
At September 30, 1999 and December 31, 1998 long term-debt consisted of the following (in thousands):

                                                          September 30,
                                                              1999         December 31,
                                                          (unaudited)         1998
                                                        --------------------------------
       Revolving Loans................................        $  3,235               -
       Term Loans.....................................          24,750          28,500
       10 1/4% Senior Notes...........................         130,000         130,000
        Less Current Portion..........................           8,985           5,000
                                                        ================================
       Long-Term Debt.................................        $149,000       $ 153,500
                                                        ================================


In 1996, the Company entered into a Credit Agreement, which provided for Term Loan Commitments under Senior Secured Credit facilities totaling $160 million, and a Revolving Loan Commitment totaling $30 million. In February 1998, the Company issued $130 million of 10 1/4% Senior Notes due February 2008. The offering was underwritten by DLJ. The proceeds of this offering were used to repay $120 million of the Term Loans outstanding under the Credit Agreement. In February 1998, the Company amended the Credit Agreement to reduce the total facility to $60 million. This amendment included revisions to certain covenant requirements. In addition, in March 1999, the Company amended the Credit Agreement to allow additional borrowings of $10 million to enable the Company to make further acquisitions.

4. Commitments and Contingencies
In the ordinary course of conducting its business, the Company becomes involved in various pending claims and lawsuits. These primarily relate to employee matters. The outcome of these matters is not presently determinable, however, in the opinion of management, based on the advice of legal counsel, the resolution of these matters is not anticipated to have a material adverse effect on the financial position or results of operations of the Company.

5. Comprehensive Income
For the three months ended September 30, 1999 and 1998, comprehensive income
(loss) was $(2.3) million and $(1.9) million, respectively and for the nine months ended September 30, 1999 and 1998, comprehensive income (loss) was $(1.4) million and $(2.6) million, respectively.

6. Accounting Standard Not Yet Implemented
In June 1998, the Financial Accounting Standards Board ("FASB") adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. The Company has not yet quantified the impacts of adopting SFAS No. 133 on its consolidated financial statements nor has it determined the timing or method of its adoption of SFAS No. 133. However, SFAS No. 133 could increase volatility in earnings and other comprehensive income.

7. Acquisition
In August 1999, the Company acquired 100% of the stock of Scaffold Jax Corporation ("Scaffold Jax"). Scaffold Jax is a Jacksonville, FL based company that provides scaffolding services to industrial customers primarily in the southeastern region of the U.S.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
         FINANCIAL CONDITION AND RESULTS OF OPERATION


The matters discussed in this Form 10-Q of Brand Scaffold Services, Inc. (the "Company") contain forward looking statements that involve a number of risks and uncertainties. A number of factors could cause actual results, performance, achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, the competitive environment in the industrial and commercial scaffolding industry in general and in the Company's specific market areas; changes in prevailing interest rates and the availability of and terms of financing to fund the anticipated growth of the Company's business; inflation; changes in costs of goods and services; economic conditions in general and in the Company's specific market areas; demographic changes; changes in or failure to comply with federal, state and/or local government regulations; liability and other claims asserted against the Company; changes in operating strategy or development plans; the ability to attract and retain qualified personnel; the significant indebtedness of the Company; labor disturbances; changes in the Company's acquisition and capital expenditure plans; risks associated with the Year 2000 issue; and other factors referenced herein. The forward looking statements contained herein reflect the Company's current beliefs and specific assumptions with respect to future business decisions and are based on information currently available. Accordingly, the statements are subject to significant risks, uncertainties and contingencies, which could cause the Company's actual operating results, performance or business prospects to differ from those expressed in, or implied by, these statements.

The following discussion and analysis should be read in conjunction with the attached condensed financial statements and notes thereto.

Overview

The Company is the largest North American provider of industrial scaffolding rental, erection, dismantlement and design services. The Company provides industrial turnkey scaffolding services which facilitate access to tall structures for maintenance, turnarounds and capital projects, principally in the refining, petrochemical, chemical, utility and pulp and paper industries. The Company provides turnkey services, which include equipment rental, labor for the erection and dismantlement of the scaffolding and scaffolding design services. The Company also provides scaffolding services to the commercial market (primarily nonresidential construction) and sells a small amount of scaffolding.

The Company typically provides on-going maintenance services under long-term contracts; the duration of these contracts is usually three to five years. Turnarounds occur every one to four years depending on the industry and the type of turnaround being performed. Although some turnarounds may be postponed for a period of time, they are a necessary component of maintaining industrial facilities and are required to ensure the safe and efficient operation of such facilities. The Company believes the necessity for on-going maintenance and turnarounds provide a stable, recurring revenue base.

The Company's business is seasonal. End-use industries such as the refining and utility industries experience increased demand for their products during the summer months. Consequently, turnarounds are generally scheduled during the first and fourth quarters of the year.

Results of Operations

Revenues - Revenues for the three months ended September 30, 1999 decreased 5.6% to $44.5 million from $47.1 million for the same period in 1998. Revenues for the nine month period ended September 30, 1999 increased 6.6% to $157.6 million from $147.8 million for the same period in 1998. Labor revenue decreased 11.3% to $30.3 million for the three months ended September 30, 1999 as compared to the same period in 1998 and increased 6.6% to $114.0 million for the nine month period ended September 30, 1999 as compared to the same period in 1998. Rental revenue increased 9.4% to $12.9 million for the third quarter of 1999 compared to the same period in 1998 and 8.7% to $39.5 million for the nine month period ended September 30, 1999 as compared to the same period in 1998. The increase in revenues through the first three quarters of 1999 was primarily attributable to the acquisitions made in 1998 and 1999.

Gross Profit - Gross profit for the three months ended September 30, 1999 decreased 7.2% to $10.0 million from $10.7 million for the same period in 1998. Gross profit for the nine month period ended September 30, 1999 increased 1.5% to $35.3 million from $34.7 million for the same period in 1998. Labor gross profit (labor revenue less labor cost) decreased 1.9% to $5.4 million for the three months ended September 30, 1999 as compared to the same period in 1998 and increased 22.3% to $19.9 million for the nine month period ended September 30, 1999 as compared to the same period in 1998. Gross profit as a percentage of revenue decreased for the three month period ended September 30, 1999 as compared to the same period in 1998, decreasing to 22.4% from 22.8%. Gross profit as a percentage of revenue for the nine month period ended September 30, 1999 decreased to 22.4% from 23.5% for the same period in 1998. This decrease is being caused by the increase in depreciation expense of operating assets, for the nine month period ending September 30, 1999, depreciation expense for operating assets increased $4.9 million as compared to the same period in 1998. The increased expense is due primarily to the change in the estimated useful life of scaffolding planks from 7 to 2 years in July of 1998.

Selling and Administrative Expenses - Selling and administrative expenses for the three months ended September 30, 1999 decreased .7% to $7.5 million from $7.6 million for the same period in 1998. Selling and administrative expenses for the nine month period ended September 30, 1999 increased 18.6% to $23.6 million from $19.9 million for the same period in 1998. Selling and administrative expenses as a percentage of revenue for the three month period ended September 30, 1999 increased to 16.9% from 16.1% for the same period in 1998. Selling and administrative expenses as a percentage of revenue for the nine month period ended September 30, 1999 increased to 15.0% from 13.4% for the same period in 1998. This increase in expense was primarily attributable to increased salaries, related payroll taxes and benefit costs and an increase in telecommunications expense. Additionally, companies acquired in late 1998 and early 1999 have a higher selling and administrative cost structure than existing divisions, causing the expense to increase as a percent of revenue.

Operating Income - As a result of the above, operating income for the three months ended September 30, 1999 decreased 22.8% to $2.4 million from $3.1 million for the same period in 1998 and decreased 21.3% for the nine months ended September 30, 1999 to $11.7 million from $14.9 million for the same period in 1998.

Interest Expense - Interest expense for the three months ended September 30, 1999 increased 1.5% to $4.4 million from $4.3 million for the same period in 1998. Interest expense for the nine month period ended September 30, 1999 increased 6.0% to $13.5 million from $12.7 million for the same period in 1998. The increase is due to a higher weighted average interest rate on all outstanding debt for the nine month period and a higher average outstanding debt balance. For the quarter ended September 30, 1999 and 1998, the weighted average interest rate was 9.88% and 9.92%, respectively and for the first nine months of 1999 and 1998, the weighted average interest rate was 9.84% and 9.77%, respectively.

Extraordinary Items (net of tax) - Extraordinary items for the nine month period ended September 30, 1999 and 1998 were $0 and $4.3 million respectively. This extraordinary charge represents the write off of the pro rata share of deferred financing costs related to the portion of the Term Loans repaid with the proceeds from the issuance of the 10 1/4% Senior notes in February, 1998.

Net Income (Loss) - Net (loss) for the three months ended September 30, 1999 and 1998 was $(2.0) million and $(1.1) million respectively, and increased to $(1.7) million from $(2.0) million for the nine month period ended September 30, 1999 and 1998. The net loss in 1998 is attributable to the extraordinary charge discussed above. The net loss in 1999 is attributable to the increase in depreciation expense as discussed earlier.

Liquidity and Capital Resources

The Company has historically utilized internal cash flow from operations and borrowings under the Bank Facility to fund its operations, capital expenditures, and working capital requirements. As of September 30, 1999 and 1998, the Company had working capital of $2.6 million and $13.2 million, respectively and cash of $1.2 million and $5.1 million, respectively. For the nine months ended September 30, 1999 and 1998 the Company provided cash of $17.2 million and $15.7 million from operating activities.

One of the Company's major uses of cash is capital expenditures. The Company's capital expenditure requirements are comprised of maintenance and expansion expenditures. The Company's maintenance capital expenditure requirements are generally for scaffolding planks and other items used in the business, such as trucks. Expansion capital expenditures are for new scaffolding, are discretionary and vary annually based on the Company's level of scaffolding rental activity and management's growth expectations. During the nine months ended September 30, 1999, total capital expenditures were $18.3 million of which expansion capital expenditures accounted for $10.4 million.

The other major uses of cash were the payment of interest on long term debt and principal on term loans. For the nine months ended September 30, 1999 interest payments were $15.7 million and principal payments were $3.8 million.



Year 2000 Issue

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs that have date sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions.

The Company recognizes the importance of the Year 2000 problem and has completed the first phase of identifying all mission critical information technology ("IT") and non-IT systems that are affected. These systems include all computer workstations, telephone/PBX systems, computer operating systems and accounting, data processing and other miscellaneous systems. Various systems, including the core billing/rental systems, are Year 2000 compliant. The Company expects all other systems, including key financial systems, to be Year 2000 compliant by October 1999.

The Company is not presently aware of any Year 2000 issues encountered by its business partners that would materially impact the Company's operations. There can be no assurance that the Company will not experience operational difficulties as a result of Year 2000 issues either arising out of internal systems or caused by its business partners which may have a material adverse effect on its business operations.

The Company estimates that the total cost for executing the Year 2000 plan will not exceed $50,000 and estimates that the Year 2000 plan for its financial systems will be completed by October 1999. In planning for the most likely worst case scenario, all major elements in the Company's comprehensive program have been addressed. The Company's current contingency plan will be to replace only those individual financial system applications that would not be Year 2000 compliant by October 1999. No known event, trend or uncertainty is likely to have a material adverse impact on the Company's results of operations, liquidity or financial condition.

The Company's Year 2000 compliance program is divided into seven major projects as shown in the table below:

                                                                                   Percent
                                                                                  Complete
                                                                                    as of
                                                                                  September
                        Year 2000 Project                       Time Frame        30, 1999
      ----------------------------------------------------------------------------------------

      Review IT system infrastructure                          05/98 - 07/98              100
      Review non-IT systems                                    06/98 - 08/98              100
      Upgrade non-IT systems                                   07/98 - 10/99               40
      Upgrade PBX/phone systems                                11/98 - 10/99               75
      PC workstation review and upgrade                        07/98 - 10/99               75
      Update core business distributed systems                 04/98 - 07/98              100
      Update core business centralized systems                 07/98 - 10/99               90

PART II - OTHER INFORMATION

ITEM 2.  EXHIBITS AND REPORTS ON FORM 8-K

  (a)  Exhibit Index
       27.   Financial Data Schedule

  (b) No reports were filed on Form 8-K during the period for which this report is filed.



                                   SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            BRAND SCAFFOLD SERVICES, INC.

Date:  November 4, 1999                     /s/ John M. Monter
                                            ------------------------------------
                                            John M. Monter
                                            Chief Executive Officer, President


Date:  November 4, 1999                     /s/ Ian Alexander
                                            ------------------------------------
                                            Ian Alexander
                                            Chief Financial Officer,
                                            Vice President, Finance